UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file numbers:

Altria Group, Inc. 1-8940

Kraft Foods Inc. 1-16483

Kraft Foods Global, Inc. Thrift Plan

(Full title of the plan)

ALTRIA GROUP, INC.

120 Park Avenue

New York, New York 10017

KRAFT FOODS INC.

Three Lakes Drive

Northfield, Illinois 60093

(Name of issuers of the securities held pursuant to the plan and addresses of their principal executive offices)

KRAFT FOODS GLOBAL, INC. THRIFT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Exhibit:

23. Consent of Independent Registered Public Accounting Firm.

*                    Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:         The Benefits Investment Committee of Kraft Foods Global, Inc., the Management Committee for Employee Benefits of Kraft Foods Global, Inc., the Kraft Foods Global, Inc. Administrative Committee and the Participants of the Kraft Foods Global, Inc. Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kraft Foods Global, Inc. Thrift Plan (the “Plan”) at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 21, 2006

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2005 and 2004
(in thousands of dollars)

	2005	2004
Investments:
Investment in Master Trust	$4,841,145	$4,541,683
Participant loans	56,573	55,123
Total investments	4,897,718	4,596,806
Liabilities:
General and administrative expenses payable	(488)	(775)
Total liabilities	(488)	(775)
Net assets available for benefits	$4,897,230	$4,596,031

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2005
(in thousands of dollars)

2005
Investment income:
Investment income from Master Trust	$471,051
Interest from participant loans	2,449
Total investment income	473,500
Contributions to the Plan:
By employer	70,797
By participants	147,854
Total contributions	218,651
Total additions	692,151
Deductions from net assets attributed to:
Distributions and withdrawals	(386,750)
General and administrative expenses	(4,732)
Total deductions	(391,482)
Transfers into Plan	530
Net increase	301,199
Net assets available for benefits:
Beginning of year	4,596,031
End of year	$4,897,230

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

1.                 Description of the Plan:

General:

The Kraft Foods Global, Inc. Thrift Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods Global, Inc. (“Kraft”) by making such investment. Kraft is a wholly-owned subsidiary of Kraft Foods Inc., which, in turn, is a subsidiary of Altria Group, Inc. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Committee”). The Committee has delegated to the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”) certain Plan administrative matters. The Benefits Investment Committee is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Effective December 31, 2004, the Veryfine Products, Inc. Retirement Savings Plan (“Veryfine Plan”) was merged into the Plan. Net assets, excluding loans, of the Veryfine Plan in the amount of $18,831,329 were transferred to the Plan on December 31, 2004. During 2005, participant loan balances in the amount of $560,239 were transferred to the Plan.

Throughout the year, employees are transferred to various positions within Kraft. This may result in a transfer between various retirement plans and is shown as “Transfers into Plan” on the statement of changes in net assets available for benefits.

Contributions:

Eligible non-union salaried and hourly employees of Kraft and Kraft Foods Inc. are immediately eligible to make tax-deferred and/or after-tax contributions to the Plan. Effective January 1, 2006, newly hired employees who are eligible for the Plan are enrolled automatically with a 2% tax-deferred contribution rate, invested in the Interest Income fund. Employees may opt out of the automatic enrollment within 30 days and may stop contributions or modify their contribution rate or investment elections at any time. After completing one year of service, eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Kraft (the “Kraft Matching Contributions”). Participants can direct all contributions among nine investment options.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who has an investment in the Altria Stock Fund to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the common stock of Altria Group, Inc. (“Altria Common Stock”), to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Common Stock; and permits each participant who has an investment in the Kraft Stock Fund to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the Class A common stock of Kraft Foods Inc. (“Kraft Common Stock”), to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Kraft Common Stock.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft in a commingled investment fund known as the Kraft Foods North America, Inc. Master Defined Contribution Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

Participant Accounts:

Each participant’s Plan accounts, which may include a Kraft Matching Contributions account and tax-deferred contributions, after-tax contributions, rollover and prior plan accounts, are credited with the participant’s contributions, or the Kraft Matching Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates.

Vesting:

Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions, after-tax contributions, rollover and prior plan accounts. Each participant is at all times fully vested in his or her share of any dividends paid with respect to that portion of his or her Plan accounts (including the Kraft Matching Contributions account) that is invested in the Altria Stock Fund and/or the Kraft Stock Fund. A participant shall be fully vested in the remaining balance in his or her Kraft Matching Contributions account upon attainment of age 65; permanent and total disability or death while employed by Kraft, Altria Group, Inc., or any of their affiliates; upon a change in control of Altria Group, Inc. (see Note 3); or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Kraft, Altria Group, Inc., or any of their affiliates shall become vested in the remaining portion of his or her Kraft Matching Contributions account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Matching Contributions forfeited by terminated participants are used to reduce future Kraft Matching Contributions to the Plan.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59½. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Participants’ Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans is charged at rates based on the Citibank prime rate, with terms from one to five years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 minus the participant’s highest loan balance in the preceding twelve months or the combined value in the participant’s tax-deferred contributions, after-tax contributions and rollover accounts.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on loans are based on Prime and range from 4% to 9.5% at December 31, 2005.

2.                 Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

At December 31, 2005 and 2004, 31% and 25%, respectively, of the Master Trust net assets were invested in Altria Common Stock and 2% and 3%, respectively, of the Master Trust net assets were invested in Kraft Common Stock which could be subject to significant market fluctuations.

Valuation of Investment in Master Trust:

The Plan’s allocated share of the Master Trusts’ net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust.

Valuation of the Master Trust’s Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying net assets of each of the respective common collective trusts and registered investment companies.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. The value of the wrapper contract under a synthetic guaranteed investment contract is the difference between the fair market value of the underlying investments and the contract value.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Master Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft. Kraft Matching Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan.

3.                 Contributions:

No contribution is required from any eligible employee under the Plan. Eligible employees may make contributions on a tax-deferred basis, an after-tax basis, or in a combination of the two. Participants may not make tax-deferred and after-tax contributions in excess of 16 percent of the participant’s compensation (with the exception of highly compensated employees who are subject to a lower percentage). Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $4,000 and $3,000, for 2005 and 2004, respectively. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2005 and 2004, a participant’s tax-deferred contribution was limited to $14,000 and $13,000, respectively.

Each year, Kraft Matching Contributions are based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of six percent of a participant’s compensation (“Match-Eligible Contributions”). Effective January 1, 2003, the Kraft Matching Contributions percentage has been fixed at 75 percent of each participant’s Match-Eligible Contributions for a Plan year except for Nabisco part-time sales service representatives and Veryfine hourly employees whose Kraft Matching Contributions percentage is fixed at 25 percent and 40 percent, respectively.

Due to limitations under the Code, certain amounts for highly compensated employees are not contributed to the Master Trust but are instead recorded as liabilities of Kraft.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Altria Group, Inc., for Kraft Matching Contributions for the year in which the Change of Control occurs and for the two years thereafter (the “Control Period”), Kraft shall make a “Matching Contribution” on behalf of each Participant employed by Kraft who has made tax-deferred or after-tax contributions for that year in an amount equal to the greater of:

(a)            the average rate of matching contributions made by Kraft for the two Plan Years prior to the Plan Year in which the Change of Control occurs,

or

(b)           75 percent of the tax-deferred and after-tax contributions made by each Participant, excluding any such contributions which exceed, in the aggregate, 6 percent of the Participant’s Eligible Compensation.

4.                 Master Trust Investments:

The Plan had a 91% interest in the Master Trust at December 31, 2005 and 2004.

At December 31, 2005 and 2004, the net assets of the Master Trust were as follows (in thousands of dollars):

	2005	2004
Investments at fair value:
Common collective trusts	$1,286,621	$1,334,000
Registered investment companies	886,875	837,116
Investment contracts (at contract value)	1,192,975	1,237,992
Government securities	103,573	123,985
Altria Common Stock	1,627,306	1,196,363
Kraft Common Stock	98,490	128,010
Short-term temporary investments	118,391	109,341
Total investments	5,314,231	4,966,807
Receivables:
Interest and dividend income	24,043	21,191
Other	1,819	3,473
Total assets	5,340,093	4,991,471
Liabilities:
Other	13,084	3,255
Net assets	$5,327,009	$4,988,216

The Master Trust’s investment activities for the year ended December 31, 2005 were as follows (in thousands of dollars):

Interest and dividends	$141,979
Net appreciation in common collective trusts	83,938
Net appreciation in registered investment companies	52,032
Net depreciation in government securities	(3,129)
Net appreciation in Altria Common Stock	279,688
Net depreciation in Kraft Common Stock	(28,058)
Investment income	$526,450

Investment contracts consist of synthetic and traditional guaranteed investment contracts (“GIC’s”). The crediting interest rates of the investment contracts ranged from 3.0% to 5.91% and from 3.53% to 6.86% at December 31, 2005 and 2004, respectively. The blended crediting rate of the investment contracts was 4.55% for the year ended December 31, 2005.

The crediting interest rates for the synthetic GIC’s are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC’s are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GIC’s includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GIC’s was $1,177,349,000 and $1,187,441,000 at December 31, 2005 and 2004, respectively. The fair value of the synthetic GIC’s was $1,167,133,000 and $1,206,663,000 at December 31, 2005 and 2004, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GIC’s was $15,626,000 and $50,551,000 at December 31, 2005 and 2004, respectively. The fair value of the traditional GIC’s was $15,500,000 and $53,372,000 at December 31, 2005 and 2004, respectively.

5.                 Transactions with Parties-in-Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Common Stock and Kraft Common Stock that are exempt from the party-in-interest transaction prohibitions of ERISA.

6.                 Plan Termination:

The Board of Directors of Kraft Foods Global, Inc. or the Committee has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Matching Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Matching Contributions account.

7.      Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                 Reconciliation of Plan’s Financial Statements to Form 5500:

At December 31, 2005 and 2004, $3,542,000 and $3,755,000, respectively, were payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year. As required, these amounts are recorded as liabilities on the Plan’s Form 5500, but are not reflected as liabilities in the Plan’s financial statements.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Interest rates ranging from 4% to 9.5% during 2005; Maturity dates of loans range from 01/01/2006 to 03/31/2011	0	$56,573,247
	Kraft Foods North America, Inc. Master Defined Contribution Trust	Master Trust	N/A	$4,841,144,972

*                    Indicates a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods Global, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN
(Name of Plan)
By	/s/ JILL YOUMAN
Jill Youman
Vice President, Human Resources, Global Diversity and Benefits
Kraft Foods Global, Inc.

Date: June 21, 2006